Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Legato Merger Corp. III

Amendment No. 1 to Registration Statement on Form S-1

Filed January 5, 2024

File No. 333-275930

Ladies and Gentlemen:

On behalf of Legato Merger Corp. III (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated January 22, 2024, relating to the above-referenced Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 1. Please tell us whether your promoters are, are controlled by, or have substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination.

The Company wishes to advise the Staff that the Company’s promoters are not, and are not controlled by, and do not have substantial ties with, a non-U.S. person.

Proposed Business

Comparison to Offerings of Blank Check Companies, page 70

2.	We note the removal of the statement that you “will have net tangible assets in excess of $5,000,000 upon the successful consummation of this offering and will file a Current Report on Form 8-K, including an audited balance sheet demonstrating this fact.” The company must provide audited financial statements reflecting net tangible assets in excess of $5,000,000 or revise its offering to comply with Rule 419 of the Securities Act of 1933. Please revise the prospectus to comply with Rule 419 and include pertinent risk factor disclosure, or advise.

GRAUBARD MILLER

Securities and Exchange Commission

January 23, 2024

We have revised the disclosure on pages 39 and 72 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Gregory Monahan